03013949

3/5/03

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SEC FILE NUMBER
8-08177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION MAR 03 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Salomon Smith Barney Inc.,
[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Beyer — 212 816-6534
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMPG LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Contents

This report contains (check all applicable boxes):**

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income.
X	(d)	Statement of Cash Flows.
X	(e)	Statement of Changes in Stockholder's Equity.
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
X	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
_	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
_	(m)	A copy of the SIPC Supplemental Report.
_	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent Auditor's Report on Internal Accounting Control.
X	(p)	Statement of segregation requirements and funds in segregation for customers trading on U.S. Commodity Exchanges.
X	(q)	Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

February 27, 2003

State of New York)
) ss:
County of New York)

We, the undersigned officers and directors of Salomon Smith Barney Inc., do hereby affirm that, to the best of our knowledge and belief, the attached consolidated financial statements as of December 31, 2002 and supplementary schedules are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

> Accounts of officers, directors and employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

In addition, as allied members of the New York Stock Exchange, Inc., we do hereby certify that the attached consolidated financial statements as of December 31, 2002 and supplementary schedules will promptly be made available to those Salomon Smith Barney Inc. members and allied members whose signatures do not appear below.

Charles O. Prince
Chairman and Chief Executive Officer

Frank J. Bisignano
Senior Executive Vice President and
Chief Administrative Officer
(Director of Securities Operations)

Richard S. Speziale
Chief Financial Officer

MARILYN E. LIPTON
Notary Public, State of New York
No. 31-4961582
Qualified in New York County
Commission Expires Feb. 5, 2006

Subscribed and sworn to before me
this 27 day of February 2003.

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors and Stockholder of
Salomon Smith Barney Inc. and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Salomon Smith Barney Inc. and Subsidiaries (an indirect wholly-owned subsidiary of Salomon Smith Barney Holdings Inc.) as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salomon Smith Barney Inc. and Subsidiaries at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 21, 2003

SALOMON SMITH BARNEY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2002
(Dollars in millions, except share data)

Assets:		
Cash and cash equivalents		$ 581
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations		1,998
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell	$61,767	
Deposits paid for securities borrowed	42,750	
		104,517
Financial instruments owned and contractual commitments:		
(Approximately $16 billion were pledged to various parties at December 31, 2002)		
U.S. government and government agency securities	35,143	
Corporate debt securities	10,530	
State and municipal securities	4,671	
Money market instruments	4,663	
Equity securities	4,263	
Mortgage loans and collateralized mortgage securities	2,433	
Contractual commitments	876	
Non-U.S. government and government agency securities	457	
Other financial instruments	12	
		63,048
Receivables:		
Customers	15,205	
Brokers, dealers and clearing organizations	6,282	
Other	1,884	
		23,371
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $852		915
Goodwill		351
Intangibles		36
Other assets		2,300
Total assets		$197,117

The accompanying notes are an integral part of this consolidated statement of financial condition.

SALOMON SMITH BARNEY INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2002
(Dollars in millions, except share data)

Liabilities and Stockholder's Equity:

Short-term borrowings:		
Affiliates	$ 20,525	
Other	966	
		$ 21,491
Collateralized short-term financing agreements:		
Securities sold under agreements to repurchase	95,754	
Deposits received for securities loaned	18,405	
		114,159
Financial instruments sold, not yet purchased, and contractual commitments:		
U.S. government and government agency securities	11,622	
Corporate debt securities	2,851	
Equity securities	1,686	
Contractual commitments	1,388	
Non-U.S. government and government agency securities	434	
Other financial instruments	31	
		18,012
Payables and accrued liabilities:		
Customers	17,432	
Brokers, dealers and clearing organizations	4,705	
Affiliates	681	
Other	8,406	
		31,224
Notes payable to SSBH		700
Subordinated indebtedness to SSBH		4,395
Total liabilities		189,981
Stockholder's equity:		
Common stock ($10,000 par value, 1,000 shares authorized, issued and outstanding)	10	
Additional paid-in capital	4,469	
Retained earnings	2,653	
Accumulated changes in equity from nonowner sources	4	
Total stockholder's equity		7,136
Total liabilities and stockholder's equity		$197,117

The accompanying notes are an integral part of this consolidated statement of financial condition.

SALOMON SMITH BARNEY INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED STATEMENT OF FINANACIAL CONDITION
(Dollars in millions)

1. Summary of Significant Accounting Policies

Basis of presentation

Salomon Smith Barney Inc. and its subsidiaries (the "Company") is an indirect wholly-owned subsidiary of Salomon Smith Barney Holdings Inc. ("SSBH"), which is a wholly-owned subsidiary of Citigroup Inc. ("Citigroup"). The Company is engaged in the securities industry in the United States and has operations in various foreign countries whose currencies are freely convertible into U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates. All material intercompany balances and transactions have been eliminated.

The Company's consolidated statement of financial condition is prepared in accordance with generally accepted accounting principles in the United States of America which require the use of management's best judgement and estimates. Estimates, including the fair value of financial instruments and contractual commitments, the outcome of litigation, realization of deferred tax assets and other matters that affect the reported amounts and disclosures of contingencies in the consolidated statement of financial condition, may vary from actual results.

The Company provides investment banking, asset management, brokerage, securities trading, advisory and other financial services to customers, and engages in proprietary trading activities for its own account.

Cash and cash equivalents

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

Collateralized short-term financing agreements

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are collateralized principally by government and government agency securities and generally have terms ranging from overnight to up to one year and are carried at their contractual amounts, including accrued interest as specified in the respective agreements.

It is the Company's policy to take possession of the underlying collateral, monitor its market value relative to the amounts due under the agreements, and, when necessary, require prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection. In the event of counterparty default, the financing agreement provides the Company with the right to liquidate the collateral held. Reverse repurchase and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41"). Excluding the impact of FIN 41, reverse repurchase agreements totaled $109.0 billion at December 31, 2002.

Deposits paid for securities borrowed ("securities borrowed") and deposits received for securities loaned ("securities loaned") are recorded at the amount of cash advanced or received and are collateralized principally by U.S. government and government agency securities, corporate debt and equity securities. The Company monitors the market value of securities borrowed and securities loaned daily, and additional collateral is obtained as necessary.

Financial instruments and contractual commitments

Financial instruments and contractual commitments (also referred to as "derivatives" or "derivative instruments"), including derivatives used for trading purposes, are recorded at either market value or, when market prices are not readily available, fair value, which is determined under an alternative approach, such as matrix or model pricing. The determination of market or fair value considers various factors, including: closing exchange or over-the-counter ("OTC") market price quotations; time value and volatility factors underlying options, warrants and contractual commitments; price activity for equivalent or synthetic instruments in markets located in different time zones; counterparty credit quality; and the potential impact on market prices or fair values of liquidating the Company's positions in an orderly manner over a reasonable period of time under current market conditions. Financial instruments and contractual commitments include related accrued interest or dividends.

The majority of the Company's financial instruments and contractual commitments are recorded on a trade date basis. Recording the remaining instruments on a trade date basis would not materially affect the consolidated statement of financial condition. Customer securities transactions are recorded on a settlement date basis.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2002 and were subsequently settled, had no material effect on the consolidated statement of financial condition.

Derivative instruments

The Company's derivative instruments are primarily held or issued for trading purposes and are carried at either market value or, when market prices are not readily available, fair value as determined by management. Contractual commitments in a gain position, as well as the value of options owned, are reported as assets in contractual commitments in the consolidated statement of financial condition. Similarly, contractual commitments in a loss position, as well as options written, are reported as liabilities in contractual commitments in the consolidated statement of financial condition.

Margin on futures contracts is included in "Receivables - Brokers, dealers and clearing organizations" and "Payables and accrued liabilities - Brokers, dealers and clearing organizations."

Receivables and Payables and Accrued Liabilities – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected on the consolidated statement of financial condition.

Receivables and Payables and Accrued Liabilities – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits, commissions and net receivables arising from unsettled trades. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), and net payables arising from unsettled trades.

(Dollars in millions)

Property, equipment and leasehold improvements

Property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded substantially on a straight-line basis over the lesser of the estimated useful lives of the related assets or noncancelable lease terms, as appropriate. Certain internal use software costs are capitalized and amortized on a straight-line basis over the lesser of the estimated useful lives of the related assets or three years.

Securitizations

The Company securitizes various types of assets including commercial and residential mortgages, high yield bonds, government, agency and corporate securities, and municipal bonds. In connection with these activities, the Company utilizes special purpose entities principally for (but not limited to) the securitizations of these financial assets. The Company derecognizes financial assets transferred in securitizations provided the Company has relinquished control over such assets. The Company may retain an interest in the financial assets it securitizes ("retained interests") which may include assets in the form of residual interest in the special purpose entities established to facilitate the securitization. Any retained interests are included in "Financial instruments owned and contractual commitments" within the consolidated statement of financial condition and are recorded at fair value (see Note 11 to the consolidated statement of financial condition for further discussion on securitizations).

Stock-based compensation

Prior to January 1, 2003, the Company applied Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" ("APB 25") and related interpretations in accounting for stock-based compensation. Under APB 25, there is generally no charge to earnings for employee stock option awards, because the options granted under these plans have an exercise price equal to the market value of the underlying stock at the grant date. Alternatively, Statement of Financial Accounting Standards ("SFAS") No. 123, "*Accounting for Stock-based Compensation*" ("SFAS 123"), allows companies to recognize charges to earnings over the related service period based on the grant-date fair value of the stock award. On January 1, 2003, the Company adopted SFAS 123 (see "New Accounting Pronouncements").

Accounting changes

Effective July 1, 2001, the Company adopted the provisions of SFAS No. 141, "*Business Combinations*" and certain provisions of SFAS No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142") as required for goodwill and intangible assets resulting from business combinations consummated after June 30, 2001. The new rules require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. The nonamortization provisions of the new rules affecting goodwill and intangible assets deemed to have indefinite lives are effective for all purchase business combinations completed after June 30, 2001.

On January 1, 2002, the Company adopted the remaining provisions of SFAS 142, when the rules became effective for calendar year companies. Under the new rules, effective January 1, 2002, goodwill and intangible assets deemed to have indefinite lives are no longer amortized, but are subject to annual impairment tests. Certain other intangible assets will continue to be amortized over their estimated useful lives.

The Company has performed the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002. There was no impairment of goodwill upon adoption of SFAS 142.

At January 1, 2002, the goodwill balance for the Company was $234. During 2002, no goodwill was impaired or written off. In connection with the adoption of SFAS 142, the Company reviewed the classification of intangible assets and determined that $117 of workforce in-place should be reclassified to goodwill at January 1, 2002. The Company's goodwill balance at December 31, 2002 was $351.

All other acquired intangible assets are subject to amortization. During 2002, the Company acquired $26 in software licenses, which will be amortized over approximately 3 years. No significant residual value is estimated for these intangible assets. The components of intangible assets that are subject to amortization were as follows:

(In millions)	Gross Carrying Amount	Accumulated Amortization
Software licenses	$68	$32

New accounting pronouncements

EITF 02-3

During the fourth quarter of 2002, the Company adopted Emerging Issues Task Force Issue No. 02-3. "*Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities*" ("EITF 02-3"). Under EITF 02-3, recognition of a trading profit at inception of a derivative transaction is prohibited unless the fair value of that derivative is obtained from a quoted market price, supported by comparison to other observable market transactions, or based upon a valuation technique incorporating observable market data. The initial adoption of EITF 02-3 was not material to the Company's consolidated statement of financial condition for the year ended December 31, 2002. The FASB continues to discuss the ongoing impact of EITF 02-3 on derivative transactions subsequent to inception.

Consolidation for Variable Interest Entities

In January 2003, the FASB released Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). FIN 46 changes the method of determining whether certain entities, including securitization entities, should be included in the Company's consolidated statement of financial condition. An entity is subject to FIN 46 and is called a variable interest entity ("VIE") if it has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities evaluate consolidation in accordance with SFAS No. 94, "*Consolidation of All Majority-Owned Subsidiaries*." A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both.

The provisions of FIN 46 are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to

(Dollars in millions)

measure the assets, liabilities and noncontrolling interest of the VIE. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in the consolidated statement of financial condition issued after January 31, 2003. See Note 11 to the consolidated statement of financial condition.

The Company is evaluating the impact of applying FIN 46 to existing VIEs in which it has variable interests and has not yet completed this analysis. At this time, it is anticipated that the effect on the Company's consolidated statement of financial condition will not be material. However, as the Company continues to evaluate the impact of applying FIN 46, additional entities may be identified that would need to be consolidated.

Guarantees and Indemnifications

In November 2002, FASB issued Interpretation No. 45, "*Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*" ("FIN 45"), which requires that, for guarantees within the scope of FIN 45 issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in the consolidated statement of financial condition for periods ending after December 15, 2002. Accordingly, these new disclosures are included in Note 7 to the consolidated statement of financial condition. It is not expected that the recognition and measurement provisions of FIN 45 will have a material effect on the Company's consolidated statement of financial condition.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "*Accounting for Costs Associated with Exit or Disposal Activities*" ("SFAS 146"). SFAS 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. In addition, SFAS 146 requires that the liability be measured at fair value and adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. It is not expected that SFAS 146 will materially affect the Company's consolidated statement of financial condition.

Accounting for Stock-Based Compensation

On January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123, prospectively, to all awards granted, modified, or settled after January 1, 2003. The prospective method is one of the adoption methods provided for under SFAS No. 148, "*Accounting for Stock-Based Compensation-Transition and Disclosure,*" issued in December 2002. SFAS 123 requires that compensation cost for all stock awards be calculated and recognized over the service period (generally equal to the vesting period). This compensation cost is determined using option pricing models intended to estimate the fair value of the awards at the grant date.

2. <u>Notes Payable to SSBH and Subordinated Indebtedness</u>

At December 31, 2002, notes payable consisted of a $57 non-recourse mortgage note agreement with SSBH, currently bearing interest at 1.8% and maturing on September 30, 2004, and a $42 non-recourse mortgage note agreement with SSBH, currently bearing interest at 1.8% and maturing on March 3, 2004, relating to certain office buildings in New York City which the Company occupies. Also included in notes payable are non-

(Dollars in millions)

recourse note agreements with SSBH totaling $601 related to the financing of certain assets, bearing interest at various rates and maturing on various dates.

At December 31, 2002, subordinated indebtedness of $4,395 consisted of a subordinated revolving credit agreement with SSBH. This agreement bears interest at a rate agreed upon by both parties (currently 2.16%) and matures on August 31, 2004. The maturity of the note may be accelerated if the Company breaches certain restrictive provisions of the loan agreement, which require, among other things, that the Company maintain minimum levels of net capital (see Note 4). The Company was in compliance with these requirements at December 31, 2002.

All subordinated indebtedness qualified for inclusion in net capital at December 31, 2002. In accordance with Securities and Exchange Commission ("SEC") regulations, subordinated indebtedness may not be repaid if net capital is less than 5% of aggregate debit items, as defined, or if other net capital rule requirements are not met.

Notes payable and subordinated indebtedness at December 31, 2002 mature as follows: 2004 - $5,025; 2005 - $60; 2006 - $10. The carrying values of the notes payable and subordinated debt approximate their fair values as the underlying interest rates are variable.

3. Lease Commitments

The Company has noncancelable leases covering office space and equipment expiring on various dates through 2016. Various leases contain provisions for lease renewals and escalation of rent based on increases in certain costs incurred by the lessors. At December 31, 2002, minimum future rentals on noncancelable operating leases, net of subleases, are as follows: 2003 - $174; 2004 - $151; 2005 - $113; 2006 - $93; 2007 - $76; and $134 for the years thereafter.

The Company, together with certain of its affiliates, leases, with an option to purchase, two buildings in New York City, which are owned by an independent third party, with a remaining lease term of sixty-nine months.

4. Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"). Under the alternative method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2002, net capital of $3,832 exceeded the requirement by $3,444.

As a clearing broker and in accordance with the SEC's no-action letter dated November 3, 1998, the Company has agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the "PAIB Reserve Formula"). The Company had a reserve requirement of $3 under the PAIB Reserve Formula, as defined, as of December 31, 2002.

5. Employee Benefit Plans

Retirement plans

The Company participates in a noncontributory defined benefit pension plan with Citigroup that covers certain employees.

The Company has a defined contribution employee savings plan covering certain eligible employees.

Health care and life insurance plans

The Company, through Citigroup, provides certain health care and life insurance benefits for its active employees, qualifying retired U.S. employees and certain non-U.S. employees who reach the retirement criteria specified by the various plans.

Employee incentive plans

The Company participates in a stock option plan sponsored by Citigroup in which it currently applies APB 25 in accounting for stock options. Under APB 25, there is generally no charge to earnings for employee stock option awards because the options granted under these plans have an exercise price equal to the market value of the underlying common stock on the grant date. Alternatively, SFAS 123 allows companies to recognize charges to earnings over the related service period based on the grant-date fair value of the stock award. Refer to Note 1 to the consolidated statement of financial condition for a further description of these accounting standards.

The Company has various restricted stock plans through Citigroup, including the Capital Accumulation Plan, under which stock of Citigroup is issued in the form of restricted stock to participating officers and employees. The restricted stock generally vests after a two or three-year period. Except under limited circumstances during the vesting period, the stock cannot be sold or transferred by the participant, who is required to render service during the period. Certain participants may elect to receive part of their awards in restricted stock and part in stock options. Unearned compensation associated with the restricted stock grants is included in "Other assets" in the consolidated statement of financial condition and represents the market value of Citigroup common stock at the date of grant and is amortized ratably over the vesting period.

6. Income Taxes

Under income tax allocation agreements with SSBH and Citigroup, the Company's U.S. federal, state and local income taxes are provided on a separate return basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Under the tax sharing agreement with SSBH, the Company settles its current and deferred tax provisions with SSBH throughout the year except for certain tax liabilities expected to be payable as a separate taxpayer.

(Dollars in millions)

7. Pledged Assets, Commitments, Contingencies and Guarantees

At December 31, 2002, the approximate market values of collateral received that can be sold or repledged by the Company, excluding the impact of FIN 41, were:

Sources of collateral	
Securities purchased under agreements to resell	$111,931
Securities received in securities borrowed vs. cash transactions	42,030
Securities received in securities borrowed vs. pledged transactions	33,006
Collateral received in margined broker loans	19,827
Collateral received in securities loaned vs. pledged transactions	4,092
Total	$210,886

During the year, almost all collateral received was sold or repledged. At December 31, 2002, the approximate market values of this portion of collateral and financial instruments owned that were sold and repledged by the Company, excluding the impact of FIN 41, were:

Uses of collateral and trading securities	
Securities sold under agreements to repurchase	$147,127
Collateral pledged out in securities borrowed vs. pledged transactions	33,972
Securities loaned out in securities loaned vs. cash transactions	17,988
Financial instruments sold, not yet purchased	16,624
Collateral pledged to clearing organizations or segregated under securities laws and regulations	7,206
Securities loaned out in securities loaned vs. pledged transactions	4,155
Total	$227,072

Obligations Under Guarantees

The Company provides a variety of guarantees to customers to enhance their credit standing and enable them to complete a wide variety of business transactions. The Company believes these guarantees which are provided are related to an asset, liability, or equity security of the guaranteed parties.

In the normal course of business, the Company provides standard representations and warranties to counterparties in contracts in connection with numerous transactions and also provides indemnifications that protect the counterparties to the contracts in the event that additional taxes are owed due either to a change in the tax law or an adverse interpretation of the tax law. Counterparties to these transactions provide the Company with comparable indemnifications. In addition, the Company is a member of numerous value transfer networks ("VTNs") (payment, clearing, and settlement systems as well as securities exchanges) around the world. As a condition of membership, many of these VTNs require that members stand ready to backstop the net effect on the VTNs of a member's default on its obligations.

The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. In many cases there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. There are no amounts reflected on the consolidated

(Dollars in millions)

statement of financial condition as of December 31, 2002 related to these indemnifications.

Derivative instruments which include guarantees are written foreign exchange options and written put options. At December 31, 2002, the carrying amount of the liabilities related to these derivatives were $78.

Other Contingencies

At December 31, 2002, the Company had $541 of outstanding letters of credit from banks to satisfy various collateral and margin requirements.

At December 31, 2002, the Company had $7,917 of loan commitments which were primarily short term agreements to provide secured financings to various counterparties. These commitments were more than 100% collateralized by securities issued by G-7 governments or other highly rated securities.

During the fourth quarter of 2002, the Company, through its ultimate parent, Citigroup, reached a settlement-in-principle with the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and the Attorney General of New York on all issues raised in their research, IPO allocation and spinning-related inquiries. The Company established a reserve for the cost of this settlement and toward estimated costs of the private litigation related to the matters that were the subject of the settlement, as well as the regulatory inquiries and private litigation related to Enron. The addition to the reserve for these matters resulted in a charge to earnings of $1,255 ($863 after-tax). The Company believes that it has substantial defenses to the pending private litigations which are at a very early stage. Given the uncertainties of the timing and outcome of this type of litigation, the large number of cases, the novel issues, the substantial time before these cases will be resolved, and the multiple defendants in many of them, this reserve is difficult to determine and of necessity subject to future revision.

In addition, the Company has been named as a defendant in legal actions relating to its operations, some of which seek damages of material or indeterminate amounts. From time to time, the Company is also a party to examinations and inquiries by various regulatory and self-regulatory bodies. Management, after consultation with outside legal counsel, believes that the ultimate resolution of these actions (net of applicable reserves) will not have a material adverse effect on the Company's financial condition; however, such resolution could have a material adverse impact on operating results in future periods depending in part on the results for such periods.

8. Financial Instruments Owned, Contractual Commitments and Related Risks

The Company enters into a variety of contractual commitments, such as futures contracts, forward currency contracts, forward purchase and sale agreements, option contracts and warrants. These transactions generally require future settlement, and are either executed on an exchange or traded as OTC instruments. Contractual commitments have widely varying terms, and durations that range from a few days to a number of years depending on the instrument.

Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount or value of a financial instrument at a specified future date and price (or, with respect to futures contracts on indices, the net cash amount). Maintaining a futures contract will typically require the Company to deposit with the futures exchange (or other financial intermediary), as security for its obligations, an amount of cash or other specified asset ("initial margin") that typically ranges from 1% to 10% of the face amount of the contract (but may be higher in some circumstances). Additional cash or assets ("variation margin") may be required to be deposited daily as the mark-to-market value of the futures contract fluctuates. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement (for index

futures) on the settlement date, or by entering into an offsetting futures contract with the futures exchange prior to the settlement date. Forward contracts are OTC contractual commitments to purchase or sell a specified amount of foreign currency or financial instruments at a future date at a predetermined price. The notional amount for forward settling securities transactions represents the amount of cash that will be paid or received by the counterparties when the transaction settles. Upon settlement, the security is reflected on the consolidated statement of financial condition as either financial instruments owned and contractual commitments or financial instruments sold, not yet purchased, and contractual commitments.

Option contracts are contractual agreements which give the purchaser the right, but not the obligation, to purchase or sell a currency or financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. Warrants have characteristics similar to those of options whereby the buyer has the right, but not the obligation, to purchase a certain instrument at a specific future date and price. The seller (or writer) of the option and warrant is subject to the risk of an unfavorable change in the underlying financial instrument or currency. The purchaser is subject to market risk to the extent of the premium paid and credit risk.

Option contracts may be either exchange-traded or OTC. Exchange-traded options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary. In contrast to such options, which generally have standardized terms and performance mechanics, all of the terms of an OTC option, including the method of settlement, term, exercise price, premium, guarantees and security, are determined by negotiation of the parties, and there is no intermediary between the parties to assume the risks of performance.

The Company sells various financial instruments which have not been purchased ("short sales"). In order to sell them short, the Company borrows these securities, or receives the securities as collateral in conjunction with short-term financing agreements, and, at a later date, must deliver (i.e., replace) like or substantially the same financial instruments to the parties from which they were originally borrowed. The Company is exposed to market risk for short sales. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase.

As discussed in Note 1 to the consolidated statement of financial condition, the Company records all derivatives at market or fair value. Contractual commitments and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the consolidated statement of financial condition. These off-balance-sheet risks are discussed in more detail below.

Market Risk Market risk is the potential loss the Company may incur as a result of changes in the market or fair value of a particular financial instrument or contractual commitment. All financial instruments and contractual commitments, including short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates, as well as market volatility and liquidity. For instruments such as options and warrants, the time period during which the options or warrants may be exercised and the relationship between the current market price of the underlying instrument and the option's or warrant's contractual strike or exercise price also affect the level of market risk. The most significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

(Dollars in millions)

The following table includes the disclosure of the notional amounts of the Company's derivative financial instruments. The determination of notional amounts does not consider any of the market risk factors discussed above. Notional amounts are indicative only of the volume of activity and are not a measure of market risk. Market risk is influenced by the nature of the items that comprise a particular category of financial instrument. Market risk is also influenced by the relationship among the various off-balance-sheet categories as well as the relationship between off-balance-sheet items and items recorded in the Company's consolidated statement of financial condition. For all of these reasons, the interpretation of notional amounts as a measure of market risk could be materially misleading.

A summary of contractual commitments as of December 31, 2002 is as follows:

		Current Market or Fair Value	
	Notional Amounts	*Assets*	*Liabilities*
Exchange-issued products:			
Futures contracts *	$ 61,184	$ -	$ -
Equity, fixed income and commodity option contracts	13,402	42	34
Total exchange-issued products	74,586	42	34
OTC forward currency contracts **	31,616	372	344
Other contractual commitments:			
Interest rate swap agreements	15,555	-	8
Options and warrants on equities and equity indices	26,340	374	770
Options and forward contracts on fixed-income securities	553,139	88	232
Total contractual commitments	$ 701,236	$ 876	$1,388

* *Margin on futures contracts is included in receivables/payables to brokers, dealers and clearing organizations on the consolidated statement of financial condition.*

** *Includes notional amounts of forward foreign currency contracts of $21,008 which were entered into with affiliates.*

The annual average fair values of the Company's contractual commitments as of December 31, 2002, based on month-end balances, are as follows:

	Average Assets	Average Liabilities
Option and warrants on equities and equity indices	$516	$ 909
Foreign exchange contracts and options	208	85
Swaps, options and forward contracts on fixed-income securities	86	154
Total contractual commitments	$810	$1,148

Credit Risk The Company regularly transacts business with retail customers, and transacts with, or owns securities issued by, a broad range of corporations, governments, central banks and other financial institutions. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's

exposure to counterparty credit risk. Master netting agreements enable the Company to net certain assets and liabilities by counterparty. The Company also nets across product lines and against cash collateral, provided such provisions are established in the master netting and cash collateral agreements. The Company may require counterparties to submit additional collateral when deemed necessary.

The Company enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions. The Company controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government and its agencies that may be liquidated in the event of counterparty default.

In addition, margin levels are monitored daily and additional collateral must be deposited as required. If customers cannot meet collateral requirements, the Company will liquidate sufficient underlying financial instruments to bring the account in compliance with the required margin level.

Concentrations of Credit Risk Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. The Company monitors credit risk on both an individual and group counterparty basis. The Company's largest single concentration of credit risk is in securities issued by the U.S. government and its agencies; including U.S. government and U.S. government agency securities pledged as collateral by counterparties in connection with collateralized financing activity (before FIN 41 netting). The Company's total holdings of U.S. government securities were $158.8 billion or 65% of the Company's total assets, before FIN 41 netting, at December 31, 2002. Excluding governments, no concentration with a single counterparty exceeded 1% of total assets at December 31, 2002.

Operational and Support Risk As a major intermediary in financial and commodities markets, the Company is directly exposed to market risk and credit risk which arise in the normal course of its business activities. Slightly less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace.

Such risks include:

- *Operational/Settlement Risk* - the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement, or the inability to process large volumes of transactions. The Company is subject to increased risks with respect to its trading activities in emerging markets securities, where clearance, settlement and custodial activities continue to develop.

- *Technological Risk* - the risk of loss attributable to technological limitations or hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, among units within the Company, and in the markets where the Company participates.

- *Legal/Documentation Risk* - the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements) or errors that result in noncompliance with applicable legal and regulatory requirements.

- *Financial Control Risk* - the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators, is free of material errors.

As these risks are largely interrelated, so are the Company's actions to mitigate and manage them. An essential element in mitigating the risks noted above is the optimization of information technology and the ability to manage and implement change.

9. Fair Value Information

At December 31, 2002, substantially all of the Company's total assets and liabilities were carried at either market or fair value or at amounts which approximate such values. Assets and liabilities recorded at market or fair value include cash and cash equivalents, financial instruments owned, and financial instruments sold, not yet purchased. Assets and liabilities recorded at contractual amounts that approximate market or fair value include collateralized short-term financing agreements, receivables, short-term borrowings, payables and accrued liabilities, and subordinated indebtedness. The market values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

(Dollars in millions)

10. Related Party Balances

The Company has entered into related party transactions with affiliates, including Citigroup and certain of its subsidiaries. These transactions include cash accounts, margin accounts, collateralized financing agreements, receivables and payables, securities and underwriting transactions, derivative trading, charges for operational support, and the borrowing and lending of funds. These balances result from related party transactions that are generally conducted at prices equivalent to prices for transactions conducted at arm's length with unrelated third parties. Amounts charged for operational support represent an allocation of costs. At December 31, 2002, assets and liabilities with related parties consist of the following:

Assets:	
Cash and cash equivalents	$ 106
Cash and securities segregated and on deposit for Federal and other regulations or deposited with clearing organizations	135
Collateralized short-term financing agreements:	
Securities purchased under agreements to resell	12,785
Deposits paid for securities borrowed	7,270
Contractual commitments	375
Receivables:	
Customer	324
Brokers, dealers and clearing organizations	191
Other	235
Other assets and investments	23
Liabilities:	
Short-term borrowings	$20,525
Collateralized short-term financing agreements:	
Securities sold under agreements to repurchase	5,281
Deposits received for securities loaned	13,148
Contractual commitments	341
Payables and accrued liabilities:	
Customers	3,591
Brokers, dealers and clearing organizations	420
Other	681
Notes payable to SSBH	700
Subordinated indebtedness to SSBH	4,395

(Dollars in millions)

Note 11. Securitizations

During 2002, the Company and its affiliates securitized various types of assets including commercial and residential mortgages, high yield bonds, government, agency, and corporate securities and municipal bonds. Proceeds from these securitizations were approximately $24 billion in 2002.

To a limited extent, the Company also retains interests in these securitizations for which the Company was the securitizer. Such retained positions are carried at fair value. As of December 31, 2002, the largest portion of these retained positions was in securitizations of mortgage loans, agency mortgage securities and collateralized debt obligations which totaled $1.0 billion. The key assumptions used in estimating the fair value of these retained interests were:

Commercial Mortgages

December 31,	2002
Discount Rate	2%-28%

Residential Mortgages

December 31,	2002
Discount Rate	23%-40%
Expected Prepayment Rate	5%-40%
Anticipated Credit Loss	30%-50%

Agency Securities

December 31,	2002
Discount Rate	2%-49%
Expected Prepayment Rate	15%-51%

Collateralized Debt Obligations

December 31,	2002
Discount Rate	1%-18%
Recovery Rate	40%-70%

Variable Interest Entities

FIN 46 introduces a new concept of a VIE, which is defined as an entity (1) that has a total equity investment at risk that is not sufficient to finance its activities without additional subordinated financial support from other parties, or (2) where the group of equity owners does not have the ability to make significant decisions about the entity's activities through voting or similar rights, or the obligation to absorb the entity's expected losses, or the right to receive the entity's expected residual returns. FIN 46 exempts certain entities from its scope. These

(Dollars in millions)

exemptions include: transferors to qualifying special-purpose entities ("QSPEs") meeting the requirements of SFAS No. 140 *"Accounting for Transfers of Financial Assets and Extinguishment of Liabilities, a replacement of SFAS No. 125,"* ("SFAS 140") and all other parties to a QSPE, unless that party can unilaterally liquidate the QSPE or change the entity so that it no longer qualifies as a QSPE; investment companies registered under the Investment Company Act of 1940 ("RIC") will not consolidate any entity that is not also a RIC; employee benefit plans accounted for under SFAS No. 87, "*Employers' Accounting for Pensions*," SFAS No. 106, "*Employers' Accounting for Postretirement Benefits Other Than Pensions*," and SFAS No. 112, "*Employers' Accounting for Postemployment Benefits*"; and separate accounts of life insurance entities. The Company's securitizations of mortgage loans, home equity, auto and student loans use trust arrangements that meet the specified conditions of SFAS 140 to be considered QSPEs. Accordingly, those trusts are not subject to the provisions of FIN 46.

The Company is a party to numerous entities that may be considered to be VIEs. These include collateralized debt obligations ("CDOs"), structured finance transactions, and various investment funds. The Company acts as intermediary or agent for its corporate clients, assisting them in obtaining sources of liquidity, by selling the clients' financial assets to a VIE.

The Company securitizes clients' debt obligations in transactions involving entities that issue CDOs. A majority of the transactions are on behalf of clients where the Company first purchases the assets at the request of the clients and warehouses them until the securitization transaction is executed. Other CDOs are structured where the underlying debt obligations are purchased directly in the open market or from issuers. Some CDOs have static unmanaged portfolios of assets, while others have a more actively managed portfolio of financial assets. At December 31, 2002, assets of CDOs amounted to $17 billion. Certain CDOs with assets of $1 billion meet the conditions of QSPEs, which are specifically exempted from FIN 46.

In addition to securitizations of mortgage loans originated by the Company, the Company also securitizes purchased mortgage loans, creating collateralized mortgage obligations ("CMOs") and other mortgage-backed securities ("MBSs") and distributes them to investors. Since January 1, 2000, the Company has organized 253 mortgage securitizations with assets of $241 billion at December 31, 2002. The trusts used in these CMO and MBS securitizations meet the conditions of QSPEs and are, therefore, not considered to be VIEs.

The Company also organizes structured finance entities to repackage certain securities obtained in the secondary market, to issue equity-linked notes to investors, or to obtain financing. In general, these structured finance entities are established to meet the needs of the Company's clients. The Company has organized structured finance transactions with $15.8 billion in assets. Certain structured finance entities with assets of $2.9 billion meet the conditions of QSPEs and are, therefore, not considered to be VIEs.

Creation of Other Investment Products

The Company packages and securitizes assets purchased in the financial markets in order to create new security offerings for institutional and private bank clients as well as retail customers, including hedge funds, mutual funds, unit investment trusts, and other investment funds, that match the clients' investment needs and preferences. The funds may be credit-enhanced by excess assets in the investment pool or by third-party insurers assuming the risks of the underlying assets, thus reducing the credit risk assumed by the investors and diversifying investors' risk to a pool of assets as compared with investments in individual assets. In a limited number of cases, the Company may guarantee the return of principal to investors. In addition, the Company may be one of several liquidity providers to the funds and may place the securities with investors. Many of these funds are organized as RICs, corporations or partnerships with sufficient capital to fund their operations without additional credit support. Accordingly, we expect that many of these funds will ultimately be determined not to be VIEs.

The Company has also established a number of investment funds as opportunities for selected employees to invest in venture capital investments. The Company acts as investment manager to these funds and may provide employees with financing on both a recourse and non-recourse basis for a portion of the employees' investment commitments.

The following table summarizes the Company's significant involvement in VIEs by product type at December 31, 2002:

	Total No. Of VIEs	Assets (in billions)
CDOs	44	$ 16.3
Leasing	1	0.6
Structured Finance	79	12.9
Other	257	26.9
Total	381	$ 56.7

Some of the Company's private equity investments may also be subject to this interpretation and are not included in the table above. The Company may be a party to derivative contracts with VIEs, may provide second loss enhancement in the form of letters of credit and other guarantees to the VIEs, and may also have an ownership interest in certain VIEs.

345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors and Stockholder of
Salomon Smith Barney Inc. and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of Salomon Smith Barney Inc. and Subsidiaries (the "Company") (an indirect wholly-owned subsidiary of Salomon Smith Barney Holdings Inc.) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate debits and net capital under SEC Rule 17a-3(a)(11) and the reserve required by SEC Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by SEC Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by SEC Rule 15c3-3;

5. Making the periodic computations of minimum financial requirements pursuant to CFTC Regulation 1.17;

6. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. SEC Rule 17a-5(g) and CFTC Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and customer and firm assets, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 21, 2003